Exhibit 99.1

AMENDMENT

TO

VNET GROUP, INC.

2020 SHARE INCENTIVE PLAN

(the “Amendment”)

VNET Group, Inc., a company formed under the laws of the Cayman Islands (the “Company”), adopted the 2020 Share Incentive Plan on May 13, 2020 (the “Plan”) to attract and retain talents and provide incentive for outstanding performance. The board of directors of the Company (the “Board”) has determined that it would be in the best interests of the Company and its shareholders to amend the Plan to include an evergreen provision to expand the number of Class A ordinary shares of the Company available for the granting of awards under the Plan.

Now, therefore, the Plan is hereby amended as follows:

1.	Section 3.1(a) shall be amended and restated as follows:

“(a) Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares that may be issued pursuant to all Awards (including Incentive Share Options) is 46,560,708 Class A ordinary shares (such number, the “Maximum Number”); provided, however, if, after the Effective Date, the Company issues any new ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares of the Company in a capital raising transaction, such Maximum Number (including the Shares that have already been issued pursuant to the Awards granted under the Plan prior to the completion of such transaction) shall be increased to 15% of the total number of issued and outstanding ordinary shares of the Company on an as-converted basis immediately upon the completion of such transaction. Notwithstanding the foregoing, to the extent any awards granted pursuant to the Company’s 2010 Share Incentive Plan or 2014 Share Incentive Plan terminates, expires, lapses or forfeited after the Effective Date for any reason, Shares subject to such awards shall also become available to the grant of an Award pursuant to the Plan.”

Except as expressly set forth in this Amendment, all other terms and conditions set forth in the Plan shall remain in full force and effect. Each capitalized term used and not defined herein shall have the meaning set forth in the Plan.